Exhibit 99.1

NR-21-04

GOLD RESERVE COMPLETES SALE OF SHARES TO 401(k) PLAN

SPOKANE, WASHINGTON, June 7, 2021

Gold Reserve Inc. (TSX.V:GRZ) (OTCQX:GDRZF) (the “Company”) announces that it completed a previously announced, non-brokered private placement to Rockne Timm, Douglas Belanger and Robert McGuinness, (the “Plan Trustees”), as Trustees for the Gold Reserve Corporation 401(k) Savings Plan (the “401(k) Plan”), and James Coleman (the “Private Placement”).

Pursuant to the Private Placement the Company issued 152,662 Class A common shares (“Shares”) at a price of CAD$1.66 per Share to the Plan Trustees and James Coleman. No commission or finder’s fee was paid in connection with the Shares issued pursuant to the Private Placement.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov/edgar, and www.sedar.com.

Gold Reserve Inc. Contact
A. Douglas Belanger, President
999 W. Riverside Ave., Suite 401
Spokane, WA 99201 USA
Tel: (509) 623-1500
Fax: (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation the risks and uncertainties associated with the substantial concentration of our operations and assets in Venezuela; U.S. and Canadian Sanctions against Venezuela and/or its government officials; continued failure by Venezuela to honor its commitments under the Settlement Agreement and/or the Award; collection of the Award and risks that any future Venezuelan administration will fail to respect the agreements of the prior administration.

This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2020  which have been filed on SEDAR and are available under the Company’s profile at www.sedar.com and which form part of the Company’s Form 40-F for the year ended December 31, 2020 which has been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.